

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 24, 2014

Via E-mail
Jerry P. Rebel
Chief Financial Officer
Jack in the Box Inc.
9330 Balboa Avenue
San Diego, California 92123

> **Re: Jack in the Box Inc.
> Form 10-K for Fiscal Year Ended September 29, 2013
> Filed November 22, 2013
> File No. 001-09390**

Dear Mr. Rebel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

Operating Costs and Expenses, page 23

1. We note that your current discussion of changes in expenses for the various periods presented in your financial statements includes a discussion of the factors responsible for the changes in the various categories of expenses but does not provide adequate quantification as to how each factor impacted your results of operations for the periods presented. For example, we note that the 2013 decrease in payroll and benefit costs was

attributable to same-store sales increases, lower levels of incentive compensation at Jack in the Box restaurants and modest benefits of refranchising Jack in the Box restaurants, partially offset by higher staffing levels at Qdoba restaurants; however you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations for the periods presented.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

17. Segments, page F-33

2. We note from your disclosure in Note 17 that you measure and evaluate your segments based on segment earnings from operations. We also note that the table in Note 17 discloses the earnings from operations by segment, as well as the consolidated earnings from operations amount. As required by ASC 280-10-50-30(b), please revise to reconcile the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes and discontinued operations.

19. Supplemental Consolidated Financial Statement Information, page F-35

3. Please tell us the nature of the items which comprise other accrued liabilities of $24,712 and $27,929 at September 29, 2013 and September 30, 2012 and whether any items exceed 5% of total current liabilities for each of the periods presented. If so, please revise future filings to separately present, in the balance sheet or in note 19 to the financial statements, any item in excess of 5% of total current liabilities in accordance with Rule 5-02(20) of Regulation S-X. Similar disclosure should be made with regard to the "other" long-term liabilities of $128,287 and $101,083 at September 29, 2013 and September 30, 2012 in accordance with Regulation S-X, Rule 5-02(24) as necessary.

20. Unaudited Quarterly Results of Operations, page F-36

4. Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as impairment charges, restructuring charges, and gains on the sale of company-operated restaurants. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                      Sincerely,

                      /s/ Lyn Shenk for

                      Linda Cvrkel
                      Branch Chief